U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                 Sec. File Number 0-9624 Cusip Number 460491 80 6

                                   [Check One]
     [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form -SAR

                       For the Period Ended: June 30, 2004

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR
              For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
               Nothing in this form shall be constructed to imply
                      that the Commission has verified any
                          information contained herein
                 If the notification relates to a portion of the
                       filing checked above, identify the
                   Item[s] to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                             International Thoroughbred Breeders, Inc.
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Former Name If Applicable

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Address of Principal Executive Office (Street and Number)

                              211 Benigno Boulevard, Suite 210
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City, State and Zip Code

                              Bellmawr, NJ 08031
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PART II - RULES 12b-25[b] and [c]
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.

                           [Check box if appropriate]

     [X] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     [X] [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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     [1]  Name and  telephone  number  of person  to  contact  in regard to this notification

           Francis W. Murray         856             931-8163
         --------------------  ---------------   ----------------
              [Name]             [Area Code]      [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s].[X]Yes [ ]No

     [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No
          If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                    International Thoroughbred Breeders, Inc.
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                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 29, 2004                  By/s/Francis W. Murray
                                                -----------------
                                                President and CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                    Form 10-K for Period Ended June 30, 2004


Part III - Narrative

     The Registrant is unable to complete the preparation of the Form 10-K report on a timely basis due to interruptions at our operating location in Palm Beach Florida caused by four major hurricanes hitting the State of Florida between the period August 13th to September 26, 2004.

Part IV -  Other Information

     (3) For the Fiscal year ended June 30, 2004, the Registrant anticipates reporting a loss, subject to audit, in the range of ($6,500,000) to ($7,000,000) or Net (Loss) per share of between ($0.85) and ($0.90) per share as compared to Net Income reported in Fiscal 2003 of $5,233,826 or $0.54 per share. The Company anticipates reporting an Impairment Loss of ($10,000,000) on a new note, The Second Cherry Hill Note, taken in exchange, together with cash, for the sale of its note receivable held in the original amount of $23,000,000. Such transaction was reported in the Company's Form 8-K filed with the SEC on July 6, 2004. Revenues for the fiscal year ended June 30, 2004 increased approximately 5%
however, total expenses before the impairment loss increased approximately 13% due primarily to an increase in interest expense, primarily in connection with interest paid on a note for the purchase of the ship mortgage and the purchase of treasury stock by the Company from the Chapter 11 Trustee of the Bankruptcy Estate of Robert E. Brennan. There were also increased costs of gaming and fare expenses aboard the boat due to higher passenger counts and an increase in the costs of operating the vessel. Corporate development costs and amortization of leasehold improvements also increased substantially reflecting the Company's increase in its search for other business opportunities and additional improvements made to our shore facilities and aboard the ship.






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